Exhibit 2.1

EXECUTION VERSION

March 13, 2012

BOTTOMLINE TECHNOLOGIES (de), INC.

and

THE SELLERS NAMED IN SCHEDULE 1

SHARE PURCHASE AGREEMENT

for the sale and purchase of

the entire issued share capital

of Albany Software Limited

Agreed Form documents:

•	Compromise Agreements

•	Directors’ and Secretary’s Resignation Letters

•	Disclosure Letter

•	Escrow Agreement

•	Lease Termination Deed

•	New Lease

•	Notification in accordance with clause 2.6

•	Novation Deed

THIS AGREEMENT is made on March 13, 2012

BETWEEN:

(1)	BOTTOMLINE TECHNOLOGIES (de), INC. of 325 Corporate Drive, Portsmouth, NH 03801, USA (the “Purchaser”); and

(2)	THE PERSONS whose names and addresses are set out in column (A) of schedule 1 (each a “Seller” and together the “Sellers”).

WHEREAS:

(A)	Albany Software Limited (the “Company”) is a private company limited by shares short particulars of which are set out in schedule 2.

(B)	The Sellers wish to sell (in the proportions set out against their respective names in column (B) of schedule 1) and the Purchaser wishes to buy (or procure the purchase by a Member of its Group) all of the issued share capital of the Company on the terms and subject to the conditions set out herein.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this agreement:

“Accounts” means the unaudited accounts of the Company for the financial year ended on the Accounts Date including the draft unaudited balance sheet as at the Accounts Date and the notes to it, a copy of which is attached to the Disclosure Letter;

“Accounts Date” means 31 December 2011;

“Agreed Dividend” means dividend payments made by the Company to the Sellers at any time between 1 March 2012 and the Completion Date, provided that (a) such payments are made in accordance with law and the Company’s articles of association and (b) such payments do not exceed £50,000 per calendar month (or pro rata portion thereof);

“Agreed Form” means, in relation to any document expressed to be “in the Agreed Form”, the form of that document which has been agreed by the parties and a copy of which has been initialled for the purpose of identification by or on behalf of the Sellers and the Purchaser;

“Artemis” means Artemis Software Limited, formally known as Players Wines Limited;

“Artemis IP” means all Intellectual Property (the “Sale IP”) sold, transferred or assigned by the Company to Artemis (or purported to be so sold, transferred or assigned) pursuant to the Artemis Sale Agreement, together with all intellectual property created in connection with or as a result of the development of the Sale IP;

“Artemis Liabilities” means all losses and/or liabilities of the Company incurred, whether before, on or following the Signing Date, in connection with the Artemis Sale Agreement including, without limitation to the generality of the foregoing, in the event that the Artemis Warranty is untrue or inaccurate at the Signing Date, such amount as is necessary to put the Company in the position it would have been in if the Artemis Warranty had not been untrue or inaccurate, together with all reasonable costs and expenses properly incurred by the Purchaser or any Member of its Group as a consequence of the Artemis Warranty being untrue or inaccurate.

“Artemis Sale Agreement” means the agreement dated 8 September 2011 between the Company and Artemis;

“Artemis Warranty” means the warranty set out in paragraph C.6(12) of schedule 3;

“Business” means the business carried on by the Company as at the Signing Date;

“Business Day” means 9.00 am to 5.30 pm (UK time) on a day, not being a Saturday, Sunday or a public holiday, on which clearing banks are open for business in the City of London;

“Business Data” shall mean any data stored by the Internal Systems, or otherwise processed by or for the Company in connection with the Customer Offerings;

“Business Information” means all information (whether or not confidential, whether or not recorded in any form and in whatever form held) including all:

(a)	formulae, designs, specifications, drawings, know-how, manuals and instructions;

(b)	customer lists, sales, marketing and promotional information; and

(c)	business plans and forecasts,

in each case relating to the Business and in each case which is material to the Business;

“Business Plan” means the document attached to the Disclosure Bundle at tab 59;

“CA 1985” means the Companies Act 1985;

“CA 2006” means the Companies Act 2006;

“Claim” means a claim, action, proceeding or demand brought by the Purchaser against the Sellers under this agreement (including for the avoidance of doubt under the Warranties, the Tax Warranties, the Tax Covenant or the Indemnities);

“Company IP” means Intellectual Property owned (in whole or part) by the Company;

“Competent Authority” means any national, state or local court of competent jurisdiction, arbitration tribunal, public or administrative agency, commission or other governmental, quasi-governmental or regulatory authority or agency or body, in each case, acting within their powers and having jurisdiction over any party or this agreement;

“Completion” means completion of the sale and purchase of the Shares in accordance with clause 10;

“Completion Date” means the date on which Completion occurs;

“Conditions” has the meaning given in clause 5.1;

“Confidential Information” has the meaning given in clause 12.1(h);

“Consideration” has the meaning given in clause 3.1;

“Customer Offerings” shall mean (a) the products (including software and documentation in connection therewith) that the Company (i) currently develops, markets, distributes, makes available, sells or licenses, or (ii) has developed, marketed, distributed, made available, sold or licensed within the previous six years, or (iii) is currently developing or planning to market, distribute, make available, sell or license in the future and (b) the services that the Company (i) currently offers, provides or makes available, or (ii) has provided or made available within the six months prior to the Signing Date, or (iii) currently has written plans to offer, provide or make available in the future;

“Data Protection Legislation” means (a) the Data Protection Act 1998 and all statutory instruments made thereunder, (b) the Privacy and Electronic Communications (EC Directive) Regulations 2003, and (c) all applicable laws in any jurisdiction worldwide (outside the United Kingdom) with equivalent or similar effect to any of the laws referred to in (a) and (b) (including EC Directives 95/46/EC and 2002/58/EC and all legislation implementing either of them);

“Disclosed” means fairly disclosed to the Purchaser by or in the Disclosure Letter with reasonably sufficient detail to identify the nature and scope of the matter concerned;

“Disclosure Letter” means the letter dated with the date of this agreement from the Sellers to the Purchaser containing disclosures against the Warranties and the Tax Warranties, including the bundle of documents attached thereto in the Agreed Form;

“Disputes” has the meaning given in clause 19.1;

“Encumbrance” means a mortgage, charge, lien, pledge, right of pre-emption, option, covenant, restriction, lease, trust, order, decree, title defect or any other security interest or conflicting claim of ownership or right to use or any other third party right and any agreement to create any of the foregoing;

“Escrow Account” means the bank account in the joint names of the Escrow Agents to be operated by them in accordance with the Escrow Agreement;

“Escrow Agents” means the Purchaser’s Solicitors and the Sellers’ Solicitors;

“Escrow Agreement” means the escrow agreement dated the Completion Date and entered into between the Sellers, the Purchaser, the Sellers’ Solicitors and the Purchaser’s Solicitors in the Agreed Form;

“Escrow Amount” means the amount to be deposited in the Escrow Account pursuant to clause 3.2;

“Group” means in relation to an undertaking, at any relevant time, that undertaking and all “group undertakings” (as defined in section 1161(5) of CA 2006) of that undertaking and “Group Member” and “Member of its Group” in relation to any such undertaking as so defined shall be construed accordingly;

“Indemnities” means the indemnities provided by the Sellers pursuant to clause 6.9;

“Information Technology” means computer hardware, computer software and network devices;

“Intellectual Property” means patents, rights in inventions, confidentiality rights and other rights in information (including know-how and trade secrets), rights in designs, copyrights and related rights, trade mark rights (including passing-off and unfair competition rights, and including trade mark rights in trade names, logos and domain names) and database rights, in each case whether or not registered and including applications (and rights to apply) for registration, and all rights and forms of protection of a similar nature or having equivalent effect subsisting from time to time in any jurisdiction worldwide;

“Insolvency Act” means the Insolvency Act 1986, as amended from time to time;

“Internal Systems” means the Information Technology used by the Company to create and/or provide the Customer Offerings;

“Key Employee” means Francis Plom, Georgia Leybourne, Matthew Chambers and Linsey Stapp;

“Landlord” means Alucia Holdings Limited, a company incorporated in the British Virgin Islands with Business company number 1394206;

“Lease” means the lease dated 20 October 2007 between the Landlord and the Company in relation to the Property;

“Lease Termination Deed” means the deed of termination dated on or before the Completion Date in the Agreed Form between the Landlord and the Company in relation to the Lease;

“Longstop Date” means 30 January 2013;

“New Lease” means the lease dated on or before the Completion Date in the Agreed Form between the Landlord and the Company in relation to the Property;

“Novation Deed” means the deed dated on or before the Completion Date in the Agreed Form between Confiance limited, the Company and Artemis in relation to the Employer Financed Retirement Benefit Scheme operated via the Albany Software Retirement Benefits Trust, pursuant to the terms and conditions of an agreement between the Company and Confiance Limited dated during 2007 (including the trust deed and rules to the Albany Software Retirement Benefits Trust);

“Off-the-Shelf Licence” means a licence of software in respect of which:

(a)	the original purchase price did not exceed £25,000; and

(b)	the annual licence and/or maintenance fee in respect thereof does not exceed £10,000;

“Off-the-Shelf Support Agreements” means an agreement for the maintenance and/or support of software in respect of which:

(a)	the original price did not exceed £25,000; and

(b)	the annual fee thereunder does not exceed £10,000;

“Open Source Materials” means any software code that contains or is derived (in whole or in part) from any software that is distributed as free software, shareware, open source software or distributed under a similar licensing or distribution model including software which, as a condition of use, modification or distribution requires that other software linking, combining, interacting or distributed with such software be (i) disclosed or distributed in source code form (ii) licensed for the purpose of making modifications or derivative works or (iii) redistributed or re-distributable at no charge or at a minimal charge (and shall include for the avoidance of doubt all software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) or any other license described by the Open Source Initiative as set forth on www.opensource.org);

“Ordinary Shares” means ordinary shares of £1.00 each in the capital of the Company;

“Permitted Leakage” means:

(a)	the payment by the Company of £1,000,000 to the Landlord pursuant to the terms of the Lease Termination Deed;

(b)	payments by the Company of basic salary made to either of the Sellers in the ordinary course of their employment contracts, excluding any bonus, commission or analogous payments;

(c)	payments by the Company of (i) basic salary and/or (ii) bonus or commission or analogous payments made to Michael Stafford-Jones in the ordinary course of his employment contract, provided such payments of any bonus, commission or analogous payments do not exceed £5,000 in aggregate;

(d)	the Agreed Dividend;

(e)	payments by the Company of the Sellers’ Solicitors’ reasonable fees and expenses (including value added tax thereon) properly incurred in advising on the Lease Termination Deed and the New Lease, such fees and expenses not to exceed £10,000 in aggregate;

(f)	payments by the Company of 50 per cent. of the surveyor’s reasonable fees and expenses (including value added tax thereon) properly incurred in advising on the preparation of the schedule of condition to the New lease as contemplated in clause 5.4, such fees and expenses not to exceed £1,000 in aggregate; and

(g)	the payment by the Company of any Actual Tax Liability where such liability is due and payable by the Company before the Completion Date;

“personal data” has the meaning given in the Data Protection Act 1998;

“processed” has the meaning given in the Data Protection Act 1998;

“Property” means the property, short particulars of which are set out in schedule 5;

“Proprietary Software” means software in which the Company owns any Intellectual Property.

“Prospective Customer” means any person, firm, company, business or organisation with whom the Company is in negotiations or is tendering for the supply of its goods and services;

“Purchaser’s Solicitors” means Wilmer Cutler Pickering Hale and Dorr LLP of Alder Castle, 10 Noble Street, London EC2V 7QJ;

“Registered Company IP” means Company IP which is registered (including applications for registration);

“Restricted Area” means the United Kingdom;

“Seller” includes the estate and personal representatives of a Seller;

“Seller’s Affiliate” means any person who is connected with a Seller;

“Sellers’ Accountants” means Alliotts of 13-21 High Street, Guildford, Surrey GU1 3DL;

“Sellers’ Solicitors” means Barlow Robbins LLP of The Oriel, Sydenham Road, Guildford, Surrey GU1 3SR;

“Sellers’ Solicitors’ Account” means the account held at Lloyds TSB Bank plc, 147 High Street, Guildford with sort code 30-93-74, account number 00411926, account name “BARLOW ROBBINS LLP Clients Call Account” (Ref PJS/90370/1);

“Shares” means all the Ordinary Shares;

“Signing Date” means the date of this agreement;

“subsidiary” means, in relation to a company wherever incorporated (a holding company), a “subsidiary” as defined in section 1159 of CA 2006 and any other company which is a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company;

“Tax” has the meaning given in part 1 of schedule 4;

“Tax Authority” has the meaning given in part 1 of schedule 4;

“Tax Covenant” has the meaning given in part 1 of schedule 4;

“Tax Warranties” has the meaning given in part 1 of schedule 4 and “Tax Warranty” shall mean any of them;

“Taxes Act” has the meaning given in part 1 of schedule 4;

“Term Sheet” means the term sheet dated 18 January 2012 and entered into between the Sellers, the Company and Bottomline Technologies, Inc.;

“Title Warranties” means those Warranties given by the Sellers pursuant to clause 2.3 and paragraph A.3 of schedule 3 (save for paragraph A.3(8) of schedule 3);

“Transaction Document” means this agreement, the Disclosure Letter, the Escrow Agreement and any other document entered into pursuant to or in connection with this agreement (but not, for the avoidance of doubt, either the Lease Termination Deed or the New Lease); and

“Warranties” means (i) the warranties given by the Sellers pursuant to clause 2.3, (ii) the warranties given by the Sellers pursuant to clause 6.1 and set out in schedule 3 and (iii) the Tax Warranties set out in part 2 of schedule 4, and “Warranty” shall mean any of them.

1.2	In construing this agreement, unless expressly specified to the contrary:

(a)	any reference to any statute or statutory provision shall be construed as a reference to:

(i)	any instrument, order, regulation or direction made or issued under it and shall be construed so as to include a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted or replaced; and

(ii)	any subordinate legislation made under the relevant statute or statutory provision,

provided that as between the parties, no such amendment or modification or subordinate legislation which comes into force after the Completion Date shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, a party;

(b)	any reference to the “introduction”, a “clause” or a “schedule” is a reference to the introduction or the relevant clause or schedule to this agreement, a reference to a “part” is to a part of a schedule and a reference to a “paragraph” is to a paragraph of the clause, schedule or part of a schedule in which or by reference to which the reference appears;

(c)	the words “include”, “includes”, “including” and “in particular” are to be construed as being by way of illustration or emphasis only and are not to be construed so as to limit the generality of any words preceding them;

(d)	the words “other” and “otherwise” are not to be construed as being limited by any words preceding them;

(e)	a “person” shall be construed so as to include a reference to any natural person, firm, company or other body corporate, unincorporated association, governmental entity, association or partnership (including any limited partnership or limited liability partnership), in each case, whether or not having separate legal personality, and in relation to an individual, shall include his legal personal representative(s);

(f)	the “parties” shall, unless the context requires otherwise, be deemed to be references to the parties to this agreement and their respective permitted assigns and “party” shall refer to any one of them;

(g)	“writing” and “written” shall not include electronic mail;

(h)	“this agreement” means this agreement as amended or supplemented from time to time and the schedules and introduction to this agreement form part of, and are incorporated into, this agreement;

(i)	a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 of the Taxes Act;

(j)	use of the singular includes the plural and vice versa and a reference to any gender includes all other genders;

(k)	the word “property” includes choses in action and other intangible property;

(l)	references to “indemnifying” a party against or with respect to any circumstance shall mean indemnifying that party and keeping it indemnified from all actions, claims and proceedings from time to time made against it and all losses, damages, liabilities, reasonable costs, charges and expenses (including reasonable legal costs and other professional advisers’ fees reasonably incurred) suffered or incurred by it as a consequence of that circumstance and “indemnify”, “indemnified” and “indemnification” shall be construed accordingly;

(m)	a particular government or statutory authority shall include any entity which is a successor to that authority; and

(n)	if a period of time is specified and dates from a given day or the day of an act or event, it shall be calculated excluding that day and (otherwise than in clause 14 (Notices)) a reference to a time of day is a reference to the time in England.

1.3	In the event of a conflict between any provision of the body of this agreement and a schedule, the provisions of the body of this agreement shall prevail.

1.4	Except as specifically provided to the contrary, the obligations and liabilities of the Sellers under this agreement are joint and several.

1.5	The headings in this agreement are for convenience only and do not affect its interpretation.

2.	SALE AND PURCHASE OF THE SHARES

2.1	Upon and subject to the terms of this agreement, each Seller shall severally sell with full title guarantee (save that Section 6(2) of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply) and free from all Encumbrances those of the Shares set opposite his name in columns (B) of schedule 1 and the Purchaser shall purchase such Shares, or shall procure the purchase of such Shares by a Member of its Group.

2.2	Title to and beneficial ownership of the Shares shall pass on Completion together with all associated rights and benefits attaching or accruing to them on or after Completion.

2.3	Each of the Sellers hereby severally and in respect of himself only, warrants to the Purchaser that as at the Signing Date and again at the Completion Date:

(a)	he has the right to sell and transfer the full legal and beneficial interest in those Shares set opposite his name in column (B) of schedule 1 to the Purchaser on the terms set out in this agreement;

(b)	he has the requisite power and authority to enter into and perform this agreement and the other Transaction Documents and each Transaction Document constitutes valid, legal and binding obligations on him in accordance with their terms;

(c)	compliance with the terms of this agreement and the other Transaction Documents do not conflict with or constitute a default under any provisions of (i) any agreement or instrument to which he is a party or (ii) any lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction by which he is bound; and

(d)	he has not (i) been the subject of a bankruptcy order, (ii) had a bankruptcy petition filed against him or (iii) entered into an individual voluntary arrangement, a deed of arrangement (pursuant to the Deeds of Arrangement Act 1914) or into any other composition or arrangement with his creditors in satisfaction of his debts.

2.4	Each of the Sellers severally waives any right of pre-emption or other restriction on transfer in respect of the Shares or any of them conferred on him under the articles of association of the Company, any shareholders’ agreement relating to the Company or otherwise.

2.5	The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously in accordance with this agreement but may nevertheless elect to complete the purchase of the other Shares without prejudice to its rights against each defaulting Seller.

2.6	The Purchaser confirms and the Sellers acknowledge that the Shares will be acquired by a Member of the Purchaser’s Group (the “Acquiring Entity”) and that, prior to Completion, the Purchaser will notify the identity of the Acquiring Entity to the Sellers in the Agreed Form.

2.7	The Purchaser warrants to each of the Sellers (for itself and on behalf of the Acquiring Entity) that as at the Signing Date and again at the Completion Date:

(a)	the Purchaser has the requisite power and authority to enter into and perform this agreement and the other Transaction Documents and each Transaction Document constitutes valid, legal and binding obligations on it in accordance with their terms; and

(b)	compliance with the terms of this agreement and the other Transaction Documents do not conflict with or constitute a default under any provisions of (i) any agreement or instrument to which the Purchaser is a party or (ii) any lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction by which it is bound.

2.7	For the purposes of this agreement, the “Purchaser” shall be deemed to include the Acquiring Entity and the Purchaser shall procure that the Acquiring Entity shall comply with the Purchaser’s obligations and liabilities as set out in this agreement.

3.	CONSIDERATION

3.1	The consideration for the sale and purchase of the Shares (the “Consideration”) shall be the sum of £20,000,000 (twenty million pounds sterling) payable in cash on Completion in accordance with this clause 3.

3.2	On Completion, the Purchaser shall pay the sum of £18,000,000 (eighteen million pounds in sterling) in cleared funds into the Sellers’ Solicitors Account and shall pay the sum of £2,000,000 (two million pounds in sterling) in cleared funds into the Escrow Account on and subject to the terms of this agreement and the Escrow Agreement.

3.3	Each Seller shall be entitled to the Consideration in the amounts set out opposite his name in column (C) of schedule 1.

3.4	Upon the release of any Escrow Amount (together with any accrued interest thereon) from the Escrow Account to the Sellers’ Solicitors’ Account in accordance with the terms of the Escrow Agreement, such sums shall be distributed amongst the Sellers in the proportions set out in column (D) of schedule 1.

3.5	The parties shall promptly give to the Sellers’ Solicitors and the Purchaser’s Solicitors all such written instructions as shall be necessary to give effect to the provisions of this clause 3 and the Escrow Agreement.

4.	LOCKED BOX

4.1	Each Seller severally and in respect of itself only, warrants and undertakes to the Purchaser that in the period commencing on the day immediately following the Signing Date up to and including the Completion Date, save to the extent that the same would constitute Permitted Leakage:

(a)	no dividend or other distribution of profits or assets (including any distribution as defined in Part IV of the Taxes Act and extended by section 418 of the Taxes Act) has been or will be declared, made by the Company or would be treated as having been paid or made by the Company to or for the benefit of a Seller or any person connected with either Seller (a “Seller’s Affiliate”);

(b)	no payments have been or will be made by or on behalf of the Company to or for the benefit of a Seller or a Seller’s Affiliate;

(c)	no share or loan capital of the Company has been or will be redeemed, repurchased or repaid or result in a payment to or an agreement or obligation to make a payment to a Seller or a Seller’s Affiliate;

(d)	no amounts owed to the Company by a Seller or Seller’s Affiliate have been or will be waived;

(e)	no assets, rights or other benefits have been or will be transferred by the Company to a Seller or a Seller’s Affiliate;

(f)	no indebtedness or other liabilities have been or will be assumed or incurred, guaranteed or indemnified by the Company for the benefit of a Seller or a Seller’s Affiliate;

(g)	no Encumbrance has been created over any of the assets of the Company in favour of or for the benefit of a Seller or a Seller’s Affiliate;

(h)	no management, service, monitoring or other shareholder or directors’ fees or bonuses or payments of a similar nature have been or will be paid by or on behalf of the Company to or for the benefit of a Seller or a Seller’s Affiliate;

(i)	no costs or expenses of a Seller or Seller’s Affiliate relating to the sale of the Shares (to any person), or to the other transactions contemplated by this agreement (including any professional advisers’ fees and any transaction or sale bonuses or other payments payable as a result of the completion of the sale of the Shares (to any person)), have been or will be paid or incurred, by or on behalf of the Company to or on behalf of a Seller or a Seller’s Affiliate;

(j)	the Company has not has amended, nor will it amend the terms of its borrowing or indebtedness in the nature of borrowing owed by it to a Seller or a Seller’s Affiliate to the benefit of a Seller or a Seller’s Affiliate;

(k)	the Company has not entered into or amended the terms of any arrangement or agreement with any Sellers’ Affiliate, otherwise than, in each case, on arm’s length terms;

(l)	no agreements, understandings or arrangements have been or will be entered into whereby the person directly benefiting from any of the matters referred to in paragraphs (a) to (k) confers (directly or indirectly) a benefit on a Seller or a Seller’s Affiliate; and

(m)	no Seller or Seller’s Affiliate has made or entered into any binding arrangement to give effect to any of the matters referred to in paragraphs (a) to (k) above.

4.2	Each Seller shall notify the Purchaser in writing without delay if it becomes aware of a payment or transaction which constitutes or which might constitute a breach of clause 4.1.

4.3

In the event of any breach of clause 4.1, each Seller severally undertakes (in respect of itself and any of its Seller’s Affiliates only and not in respect of any other Seller or their respective Seller’s Affiliates) by the Purchaser to pay to the Purchaser (the Purchaser acting for itself and as agent and trustee for each member of the Purchaser’s Group), an amount equal (on a pound for pound basis) to any amount or benefit received by that Seller or its respective

Seller’s Affiliates and shall take such action as may be necessary to put the Purchaser or any Member of its Group in the same position as if the breach had not occurred (including payment of any Tax paid in connection with such breach), whether before or after the start of an action arising (directly or indirectly) out of such breach.

4.4	In the event of any breach of clause 4.1 prior to Completion, each Seller agrees that the Purchaser may set off any liability of such Seller to the Purchaser under clause 4.3, against the obligation of the Purchaser to pay the Consideration payable to that Seller under clause 3, to the extent that such liability is Settled (as defined in clause 4.2 of the Escrow Agreement) in favour of the Purchaser.

4.5	The liability of a Seller under this clause 4 shall not be limited, restricted or excluded in any respect by any other provision of this agreement.

5.	CONDITIONS PRECEDENT

5.1	The sale and purchase of the Shares is subject to satisfaction or waiver of the following conditions:

(a)	the Purchaser receiving confirmation that:

(i)	the Office of Fair Trading (“OFT”) has decided not to make a reference to the Competition Commission (“CC”) under section 33 of the Enterprise Act 2002 (“EA”) in respect of the Transaction without requiring undertakings under section 73 of the EA; or

(ii)	the time limit for making a reference to the CC has expired without a reference having been made; or

(iii)	the OFT has accepted undertakings in lieu of a reference to the CC in respect of the Transaction under section 73 of the EA on terms reasonably satisfactory to the Purchaser (and for these purposes any undertakings agreed by the Purchaser with the OFT in lieu of such a referral shall be deemed to be reasonably satisfactory to the Purchaser).; or

(iv)	where the OFT has made a reference to the CC under section 33 EA, the CC:

(A)	has not prepared and published a report within the period permitted by section 39 EA; or

(B)	has decided to permit completion of the Transaction either unconditionally or on terms reasonably satisfactory to the Purchaser; and

(such condition, the “Competition Condition”);

(b)

(i)	that the Lease Termination Deed has been entered into by all parties thereto and, that the Lease has been terminated upon the terms of the Lease Termination Deed;

(ii)	that the New Lease has been entered into by all parties thereto; and

(iii)	the Purchaser receiving reasonably satisfactory documentary evidence that the Landlord has repaid in full to Lloyds Bank Plc all monies due under the mortgage in favour of such bank over the Property,

(together the “Lease Condition”); and

(c)	that the Novation Deed has been entered into by all parties thereto (the “Pension Condition” and, together with the Competition Condition and the Lease Condition, the “Conditions”).

5.2	For the avoidance of doubt and for the purposes of clause 5.1(a)(iii) and 5.1(a)(iv)(B), the Purchaser shall not be required to accept terms imposed by the OFT or CC if such terms would result in a material economic or strategic detriment to either the Purchaser or the Company.

5.3	The Purchaser may waive any or all of the Conditions in whole or in part at any time by notice in writing to the Sellers’ Solicitors.

5.4	In respect of the Lease Condition and the Pension Condition, the Sellers shall use all reasonable endeavours to procure that the Lease Condition is fulfilled by the Longstop Date, provided that the parties agree that the Lease Condition shall not be satisfied earlier than two weeks prior to Completion and the Purchaser shall give such assistance to the Sellers as is reasonably requested by the Sellers. The parties shall use their reasonable endeavours to agree the schedule of condition to the New Lease, such schedule to be prepared by one of following independent firms of chartered surveyors, Owen Shipp, Vail Williams or Wadham and Isherwood, as the Sellers shall appoint and whose schedule of condition shall be final and binding on the parties. The costs of the firm of chartered surveyors incurred as above shall be shared equally between the Company and the Landlord.

5.5	The Purchaser and the Sellers shall, each at their own respective cost, each use all reasonable endeavours to ensure that the Competition Condition is fulfilled promptly after the date of this Agreement (allowing a reasonable period for pre-notification discussions with the Office of Fair Trading) and in any event by the Longstop Date. Without prejudice to the Sellers’ rights under clause 5.8, the parties recognise that the Purchaser shall have primary responsibility for liaising with the OFT or as relevant, the CC for the purposes of satisfying the Competition Condition (including making appropriate submissions, notifications and filings and agreeing undertakings or such other remedies) and, to that extent, the Sellers’ powers to satisfy the Competition Condition shall be less than the Purchaser’s. For the avoidance of doubt, the Purchaser shall be responsible for all filing fees payable to the OFT or, as the case may be, the CC in connection with the parties seeking to satisfy the Competition Condition.

5.6	The parties shall cooperate in good faith with each other and in a timely manner for the purpose of enabling each to fulfil its obligations under clause 5.5.

5.7	The Sellers shall use all reasonable endeavours to provide all information and documents requested by the Purchaser in order to facilitate prompt submission of such filings and other submissions (provided that competitively sensitive information shall be provided only to the Purchaser’s external lawyers on an “outside counsel only” basis).

5.8	The Purchaser shall have primary responsibility for liaising with the OFT or as relevant, the CC for the purposes of satisfying the Competition Condition and shall take all reasonable steps necessary for that purpose (including making appropriate submissions, notifications and filings, in consultation with the Sellers). Without prejudice to the generality of this clause, the Purchaser shall in any event:

(a)	promptly notify the Sellers and as soon as reasonably practicable provide copies of any written communications and written summaries of the substance of any material oral communications from the Office of Fair Trading or the Competition Commission where the Sellers have not been party to such communications;

(b)	promptly notify the Sellers sufficiently in advance (and provide copies or, in the case of non-written communications, details) of any notification, submission, response or other communications it proposes to make or submit to the Office of Fair Trading or the Competition Commission in connection with the satisfaction of the Competition Condition;

(c)	communicate with the Office of Fair Trading and the Competition Commission only, where practicable, after prior consultation with the Sellers or its advisers (and incorporating all reasonable comments which the Sellers and its advisers may have regarding any such notification, submission, response or other communication); and

(d)	regularly review with the Sellers the progress of any notifications or filings and permit the Sellers or its advisers to attend all meetings with the Office of Fair Trading and the Competition Commission (unless prohibited by the Office of Fair Trading or the Competition Commission) and to make oral submissions at such meetings.

5.9	If the Conditions are not fulfilled or waived on or before the Longstop Date, then either:

(a)	all of the parties may delay Completion to such later date as all the parties may in writing agree; or

(b)	any party may rescind this agreement by written notice to the other parties without liability on its part, in which case this agreement shall cease to have effect (save for clauses 13, 14, 16, 17, 18 and 19 and such due clauses to the extent necessary to give effect thereto) thereto and provided that each party shall have complied with its obligations under clause 5.4 to 5.9, no party shall have any liability to any other party in respect of this agreement. Such right of rescission may be exercised on any occasion of delaying Completion as contemplated in clause 5.9(a).

6.	WARRANTIES AND INDEMNITIES

6.1	Subject to the limitations set out in clause 7, the Sellers warrant to the Purchaser, as at the Signing Date, in the terms of each of the Warranties.

6.2	Each of the Warranties is separate and independent and except as expressly provided to the contrary in this agreement (including clause 7) is not limited by reference to or inference from any other Warranty or any other provision of any Transaction Document.

6.3	Payments made by the Sellers in connection with this agreement shall be treated as a reduction (pound-for-pound) in the Consideration.

6.4	Where a Warranty is qualified by the expression “so far as the Sellers are aware”, or any similar expression, each Seller shall be deemed to have the actual awareness of the other Seller and to have such additional awareness as the Sellers would have if they had made all reasonably diligent and careful enquiry into the subject matter of that Warranty with the Sellers’ Solicitors, Sellers’ Accountants, Kevin Lewis and each of the Company’s employees and no further enquiry shall be required.

6.5	Each Seller agrees with the Purchaser (as trustee for the Company and its directors and employees (each of whom may enforce the provisions of this clause as if a party to this agreement)) to irrevocably and unconditionally waive any rights or claims which he may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by the Company or its employees in connection with the giving of the Warranties and the preparation of the Disclosure Letter.

6.6	All sums payable under this agreement shall be paid free of all deductions or withholdings unless the deduction or withholding is required by law, in which event the provisions of clause 6.7 shall apply.

6.7	If a payment made by any party pursuant to this agreement (including, for the avoidance of doubt, any payment by the Sellers in respect of a breach of Warranty or pursuant to the Indemnities or Tax Covenant) or pursuant to the Escrow Agreement:

(a)	is subject to any deduction or withholding required by law, then the payer shall pay such additional amount as is required to ensure that the net amount received by the payee will equal the sum which would have been received had no deduction or withholding been made; and

(b)	will be or has been subject to Tax in the hands of the payee, the payee may demand from the payer such sum (after taking into account any Tax payable in respect thereto) as will ensure that the payee receives and retains a net sum equal to the sum which it would have received had the payment not been subject to Tax.

The payer shall pay any sum demanded under this clause 6.7 within five Business Days of written demand being made.

6.8	Notwithstanding anything to the contrary set out in this agreement or any document referred to in it (including without limitation the Escrow Agreement), the Purchaser may only seek recovery and recover in respect of any Claim in the following order:

(a)	firstly, by recovering or seeking to recover the amount of the loss from the Escrow Account in accordance with the terms of the Escrow Agreement up to the maximum amount of the Escrow Amount (together with any accrued interest thereon); and

(b)	secondly, by recovering or seeking to recover the amount of the loss, to the extent that the same has not been satisfied under clause 6.8(a), from the Sellers.

6.9	The Sellers shall indemnify and keep indemnified the Purchaser and each Member of its Group from and against:

(a)	all Artemis Liabilities;

(b)	all liabilities, pension contributions, losses, awards, compensation, fines, penalties and claims incurred or suffered (including reasonable legal costs and other professional advisers’ fees reasonably incurred) by the Purchaser, any Member of its Group and/or any of their respective officers and/or employees (“Pensions Liabilities”) arising from or connected with:

(i)	the Employer Financed Retirement Benefit Scheme operated via the Albany Software Retirement Benefits Trust pursuant to the terms and conditions of an agreement between the Company and Confiance Limited dated during 2007 (including the trust deed and rules to the Albany Software Retirement Benefits Trust), as amended in each case, whether such Pensions Liabilities relate to the period before or after Completion; and

(ii)	any breach by the Company prior to Completion of its obligations under applicable law with regard to stakeholder pension schemes, including (but without limitation) under Section 3 of the Welfare Reform and Pensions Act 1999 or any regulations made thereunder, and/or any failure prior to Completion to provide the minimum level of employer contributions required by law to the Company’s Group Personal Pension schemes for the benefit of any employee or former employee of the Company; and

(c)	all liabilities, losses, fines, penalties and claims incurred or suffered by the Company and/or any of its officers and/or employees arising from the Company’s failure to pay stamp duty in respect of the purchase by the Company of its own shares from Trevor Williams in 1992 (the “Share Buyback”) and the Company’s failure to file all relevant documentation with the Registrar of Companies in respect of the Share Buyback, whether such liabilities are incurred before or after Completion; and

(d)	all costs or expenses incurred by the Company before the Completion Date which relate to the sale of the Shares (to any person), or to the other transactions contemplated by this agreement (including any professional advisers’ fees and any transaction or sale bonuses or other payments payable as a result of the completion of the sale of the Shares (to any person)). This indemnity shall not, for the avoidance of doubt, apply to any costs or expenses paid or payable by the Company as contemplated in paragraphs (e) or (f) of the definition of “Permitted Leakage”.

7.	LIMITATIONS

7.1	The limitations set out in this clause 7 shall not apply to a Claim under this agreement against the Sellers which is (or the delay in discovery of which is) the consequence of fraud, dishonesty or wilful concealment.

7.2	Subject to clause 7.1, the liability of the Sellers in respect of any Claim (other than a Claim in respect of the Title Warranties):

(a)	(other than the Tax Covenant and the Indemnities) shall not arise unless:

(i)	the amount of the liability in respect of such single Claim exceeds £5,000; and/or

(ii)

the amount of all Claims made in respect of the Warranties or the Tax Covenant (disregarding Claims excluded pursuant to clause 7.2(a)(i)) exceeds £75,000, in which event, the Sellers shall be liable for the whole of such Claims (disregarding Claims excluded pursuant to clause 7.2(a)(i)) and not merely the excess;

(b)	shall not exceed the aggregate value of the Consideration actually received by the Sellers pursuant to this agreement as reduced by any amounts for which they are liable under this agreement; and

(c)	shall terminate in respect of all Warranties (other than the Tax Warranties) on the second anniversary of Completion and, in respect of the Tax Warranties and the Tax Covenant, on the seventh anniversary of Completion, save in respect of any Claim of which notice in writing specifying in reasonable detail the matter giving rise to the Claim (including, to the fullest extent reasonably possible, the amount claimed) is given to the Sellers before that date;

(d)	(other than a Claim in respect of the Tax Covenant or the Indemnities), shall not arise to the extent that the fact, matter or circumstance giving rise to the Claim was Disclosed or was actually known by the Purchaser at or before the Signing Date;

(e)	shall be reduced or extinguished (as the case may be) to the extent that a specific provision or reserve in respect thereof or of the event or circumstance giving rise thereto has been made in the Accounts or payment or discharge of the relevant matter has otherwise been taken into account in the Accounts;

(f)	shall not arise to the extent that such Claim arises by reason of a liability that, at the time when written notice of the Claim is given to the Sellers within the time limits specified in clause 7.2(c) above, is contingent only or is otherwise not capable of being quantified and the Sellers shall not be liable to make any payment in respect of such Claim unless and until the liability becomes an actual liability and is due and payable, but such liability shall not be extinguished provided that it has been notified to the Sellers by the Purchaser within the time periods set out in clause 7.2(c);

(g)	shall not arise to the extent that such Claim would not have arisen but for an act or omission carried out by the Purchaser or any Member of its Group or the Company or any other person connected with any of them or any of their respective directors, employees or agents after the date of this agreement other than any such act or omission (i) taken in the ordinary course of the Business, (ii) pursuant to a legally binding commitment entered into by the Company on or before Completion or (iii) which is necessary to enable the business to comply with any law, regulation or accounting practice in effect or coming into effect after the Completion Date;

(h)	shall not arise to the extent that it arises or that it is increased as a result of any change in, or in the published interpretations of, any law or regulation or in the published practice of any government department agency or regulatory body, or any increase in the rates of or any changes in the method of calculating any Taxation or the imposition of any new Taxation coming into effect after the date of this agreement (whether or not prospectively in force at the date hereof of this agreement);

(i)	shall not arise to the extent that such claim or liability arises or that the amount thereof is increased as a result of any change after the date hereof in the accounting reference date or in any of the accounting policies, bases or practices of the Company or the Purchaser (including a change in the accounting bases upon which the Company values its assets) other than a change required to comply with law, accounting standards or generally accepted accounting principles or practice in force as at Completion;

(j)	shall not arise to the extent that the Purchaser or any other Member of its Group is entitled to recover and does so recover an amount from a third party (including the Purchaser’s or any other Member of its Group’s insurers or any Tax Authority, by way of rebate, allowance or other Tax benefit) in respect of the subject matter giving rise to the Claim (the “Third Party Sum”) and if the recovery of the Third Party Sum and./or any and all Tax payable by the Purchaser by virtue of its receipt is recovered from such third party after the Claim has been settled and paid, the Purchaser shall reimburse to the Sellers (or, if the Claim was settled out of monies standing to the credit of such account, the Escrow Account) within five Business Days of recovery by the Purchaser of the Third Party Sum and/or any and all Tax payable by the Purchaser by virtue of its receipt the lesser of the sum paid by the Sellers or from the Escrow Account and the Third Party Sum (after deducting in either case all reasonable costs and expenses properly incurred by the Purchaser or the Company in enforcing a Third Party Sum);

7.3	Where the Company is entitled to recover from a third party insurer (pursuant to any policy of insurance in place at or prior to Completion), the Purchaser shall procure that the Company undertakes and exhausts all reasonable steps to enforce such recovery before taking proceedings against the Sellers.

7.4	The Purchaser shall not be entitled to recover from the Sellers under the Warranties, the Tax Covenant or the Indemnities more than once in respect of the same damage suffered.

7.5	The Purchaser shall, or shall procure that each relevant Member of its Group shall, keep the Sellers fully and promptly informed of any actual or prospective right of recovery from any third party as referred to in clause 7.2(j) and clause 7.3.

7.6	If the Purchaser or any other Member of its Group becomes aware of any claim, action or demand against it, or of any circumstance which may give rise to any claim, action or demand against it, and which may give rise to a Claim (other than in respect of a Tax Claim, the conduct of which is set out in part 4 of schedule 4), the Purchaser shall forthwith give written notice (including reasonable particulars of such claim or circumstance and, so far as is reasonably possible, the amount claimed) to the Sellers and the Purchaser shall and shall procure that the Company shall:

(a)	give the Sellers and their professional advisers reasonable access to the premises and personnel of the Purchaser and/or the Company and/or any other member of the Purchaser’s Group as the case may be and to any relevant assets, accounts, documents and records within the control of any member of the Purchaser’s Group and/or the Company to enable the Sellers and their professional advisers to examine such assets, accounts, documents and records and take photographs or photocopies thereof at its own expense in order to appraise themselves of all facts, matters and information relevant to the claim, action or demand against the Purchaser or the Company;

(b)	consult with the Sellers in advance of any action taken by the Purchaser or any Member of its Group in respect of such claim, action or demand; and

(c)	have due regard and take reasonable account of the Sellers’ representations made during such consultations.

(d)

For the avoidance of doubt, the Purchaser shall be entitled to take (or procure that a Member of its Group takes) any reasonable action in respect of a claim, action or demand against it, provided that it takes into account the interests of the Sellers in the terms of clause 7.6(c) as well as the reasonable financial and commercial interests of the Purchaser and its Group.

7.7	Any Claim which has been made for breach of Warranty (and which has not been previously satisfied, settled or withdrawn) shall be deemed to have been withdrawn and shall become fully barred and unenforceable on the expiry of the period of six months commencing on the date on which notice of such claim was given to the Sellers in accordance with clause 7.2(c), unless legal or arbitration proceedings in respect of such claim shall have been validly commenced and served on the Sellers within such notice period.

7.8	For the avoidance of doubt, and subject to the provisions of clause 6.8 and this clause 7, the Purchaser shall not be prevented from making a Claim or from recovering any amount from the Sellers, notwithstanding the fact that the full amount held in the Escrow Account may have already been paid to the Purchaser.

7.9	Without prejudice to any other provision in this agreement for the protection of the Sellers or either of them, the Purchaser shall and shall procure that each Member of its Group shall take all steps as required by law to mitigate any loss or damage which the Purchaser may suffer in consequence of any matter giving rise to a Claim in respect of any Warranty.

8.	COVENANTS UP TO COMPLETION

8.1	Without prejudice to clause 4, in the period between the Signing Date and the Completion Date, the Sellers shall procure that:

(a)	the business of the Company will be carried on in the ordinary and usual course;

(b)	the Company will comply, in each case, in all material respects, with all applicable laws and will maintain all licences, consents and authorisations of any nature whatsoever (public or private) which are material to the business of the Company as currently conducted;

(c)	the Purchaser will be kept fully and promptly informed of all material matters relating to the business, assets and affairs of the Company by attending monthly management board meetings of the Company as an observer, such meetings to deal with all such matters as have been typically covered at such monthly management board meetings prior to the date of this agreement;

(d)	insurance cover for the Company shall in all material respects be maintained at all times on the basis disclosed to the Purchaser as subsisting on the Signing Date; and

(e)	the Company will keep proper accounting records and in them make true and complete entries of all dealings and transactions in relation to its business equal to the standards of the Accounts and will afford to the Purchaser and any professional adviser of the Purchaser reasonably full access thereto at reasonable times at the request of the Purchaser, subject to the Purchaser giving the Sellers reasonable notice.

8.2	Without prejudice to the provisions of clause 4 and clause 8.1, in the period prior to the Completion Date the Sellers shall procure that none of the following matters will be undertaken by the Company without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed:

(a)	the modification of any of the rights attached to any shares of the Company or the creation, issue, redemption or repurchase of any shares in the Company or the grant or agreement to grant any option over any shares or uncalled capital of the Company or the issue of any obligations convertible into shares;

(b)	the sale or disposal of, or the grant or termination of any option, right of pre-emption or other rights in respect of, any part of the undertaking or the material assets (including the Properties) of the Company other than in the usual course of business and for the purposes of this clause 8.2(b) excluding the transactions contemplated in the Lease Surrender Deed;

(c)	save in respect of Permitted Leakage, the declaration, payment or other making by the Company of any dividend or other distribution or return of capital or doing or allowing to be done anything similar which renders its financial position less favourable than at the Signing Date;

(d)	the writing off or releasing of any debt;

(e)	the passing of any shareholders’ resolution relating to the Company other than in respect of any matter contemplated in the definition of “Permitted Leakage”, or making any alteration to the articles of association of the Company;

(f)	the granting by the Company of any guarantee, suretyship, indemnity or any other security;

(g)	the making of any capital commitments of any amount which total in aggregate £10,000 other than as set out in the Companies’ budget for capital expenditure, a copy of which is attached to the Disclosure Letter;

(h)	the acquisition by the Company of any material assets, shares or business of any other company or the participation by the Company in any partnership, consortium, association or joint venture;

(i)	the borrowing of any money or acceptance of any financial facility by the Company or other than in the usual course of business or make any payments or drawings out of its bank account(s) (other than routine payments in the ordinary course of business);

(j)	or the making or granting of any loan or any financial facility other than trade credit given in the usual course of business;

(k)	other than liens arising by operation of law, the creation or issue or allowing to come into being of any Encumbrance upon or over any part of the property or assets or uncalled capital of the Company or the creation or issue of any debenture or debenture stock or the obtaining of any advance or credit in any form other than trade credit in the usual course of business;

(l)	other than the New Lease, the entry into, termination, amendment or variation of any material contract or arrangement by the Company otherwise than in the ordinary course of business (and for these purposes a material contract or arrangement is any such agreement or arrangement which, if entered into before the Signing Date, would require a disclosure against any of paragraphs C.3(1)(b), (d), (e) or (h) of the Warranty set out in paragraph C.3(1) of schedule 3;

(m)	the commencement, compromise or settlement of any litigation or arbitration proceedings by the Company;

(n)	the engagement or employment, or the offering of any engagement or employment by the Company of or to any person whose particulars have not been listed in the Disclosure Letter other than (i) the engagement or employment of or (ii) the offering of any engagement or employment to any person who is or is intended to be a direct replacement of any person listed as above in the Disclosure Letter provided that the annual remuneration of such replacement person does not exceed by more than 10 per cent. the annual remuneration of the person he is or is intended to replace, and provided also that the Sellers notify the Purchaser prior to such engagement, employment or offer;

(o)	the amendment of the terms and conditions of employment or engagement of any employee or consultant of the Company other than as required by law or by the terms of an existing contract or commitment that has been disclosed to the Purchaser (and for these purposes this clause shall not apply in respect of any merit based salary increases envisaged as set out in tab 36 attached to the Disclosure Letter and to take effect on or about July 2012);

(p)	the termination by the Company of the employment of any employee or the engagement of any consultant save in circumstances where the termination is in the best interests of the Company due to the Employee’s serious or repeated misconduct or poor performance;

(q)	other than as a consequence of any merit based salary increases contemplated in tab 36 attached to the Disclosure Letter, the making, or communicating to any person any proposal or promise to make, any change or addition to any retirement, death or disability benefit of or in respect of any of its directors or employees or former directors or former employees (or any dependant of any such person) or to the Disclosed Schemes (as defined in that paragraph) (other than any change required by law or any proposed change which is described fully in the Disclosure Letter) or grant or create any additional retirement, death or disability benefit (as so defined) or, without limiting the foregoing, take any action or allow any action to be taken in relation to the Disclosed Schemes other than in the ordinary course of administering the Disclosed Schemes or omit to take any action necessary or prudent for the ordinary proper operation of the Disclosed Schemes;

(r)	the grant, issue or redemption of any mortgage, charge, debenture or other security or giving of any guarantee or indemnity;

(s)	the permitting of any policy of insurance to lapse or doing of any thing which could make any policy of insurance void or liable to be avoided;

(t)	the assignment, factoring or otherwise disposing of any book debts;

(u)	the alteration of any mandate given to its bankers relating to any matter concerning the operation of the bank accounts of the Company other than any alteration required as a result of any authorised signatory ceasing to be employed or engaged by the Company;

(v)	the appointment of new auditors or the removal of existing auditors;

(w)	without limitation to the generality of paragraphs (b), (f), (k) or (l) above, the assignment, licensing, charging, surrender, allowing to lapse, ceasing to prosecute or otherwise disposing of or granting any Encumbrance over or in respect of, or failing to maintain, defend or diligently pursue, current applications for any of its Intellectual Property; or

(x)	the agreement, conditional or otherwise, to do any of the foregoing.

8.3	Until Completion the Sellers shall procure that the Purchaser, its agents and representatives are given reasonably full access to the Properties and to the books and records of the Company subject to the Purchaser giving the Sellers reasonable notice and having regard to the Sellers’ need for such access not to have a detrimental effect on the Company’s business or trading position. The Sellers shall provide within a reasonable period of time such information regarding the businesses and affairs of the Company as the Purchaser may reasonably request.

8.4	Neither Seller shall be required to perform any of its obligations in clause 8 if to do so would in his reasonable opinion be detrimental to the satisfaction of the Competition Condition (as defined in clause 5.1) by the Longstop Date.

9.	TERMINATION

If before Completion any Seller is in material breach of any obligation on his part of clauses 8.1(b) (where such breach is materially detrimental to the Business) or 8.2(a), (b), (c), (e), (f), (h), (k) or (r) and, where that material breach is capable of remedy, it is not remedied to the Purchaser’s reasonable satisfaction (and the Sellers shall be afforded a reasonable period of time to remedy the breach in question if such breach is capable of remedy) then, but without prejudice to any other rights or remedies available to the Purchaser, the Purchaser may without any liability to the Sellers elect not to complete the purchase of the Shares by giving notice in writing to the Sellers’ Solicitors.

10.	COMPLETION

10.1	Completion shall take place at the offices of the Purchaser’s Solicitors on the fifth Business Day next following the satisfaction or waiver of the Conditions, or such other date and place as the parties may agree in writing.

10.2	At Completion the Sellers shall procure:

(a)	delivery to the Purchaser of:

(i)	duly executed transfers in favour of the Purchaser (or as the Purchaser may direct in writing to the Sellers) in respect of all the Shares together with, if relevant, a certified copy of any power of attorney under which any such transfer or other document referred to in this clause 10.2 has been executed;

(ii)	the share certificate(s) representing the Shares (or an indemnity in a form reasonably satisfactory to the Purchaser in the case of any found to be missing);

(iii)	in respect of the Company, the statutory registers and minute books, in each case, complete and accurate up to the date immediately before Completion and the certificate of incorporation and any certificate(s) of incorporation on change of name and any share certificate books;

(iv)	the Lease Termination Deed, duly executed by the Landlord and the Company;

(v)	the New Lease, duly executed by the Landlord and the Company;

(vi)	the Disclosure Letter duly signed by each of the Sellers;

(vii)	the Escrow Agreement duly executed by each of the Sellers and the Seller’s Solicitors;

(viii)	letters of resignation in Agreed Form from the sole director and the secretary of the Company;

(ix)	compromise agreements in Agreed Form between the Company and each Seller, duly executed by the relevant Seller in each case;

(x)	(A) statements from each bank at which the Company has an account giving the balance of each account at the close of business on the last Business Day before Completion, (B) details of its cash book balances, and (C) reconciliation statements reconciling the cash book balances and the cheque books with the bank statements delivered; and

(xi)	all assets of the Company which are in the possession of the Sellers including, for the avoidance of doubt, credit cards, but excluding any assets which are to be transferred to the Sellers pursuant to the terms of the compromise agreements referred to in clause 10.2(ix);.

(b)	that a board meeting of the Company is held at which resolutions are passed to:

(i)	appoint Robert Eberle, Kevin Donovan, Nigel Savory and Paul Dharwar as additional directors of the Company;

(ii)	change the registered office of the Company to 115 Chatham Street, Reading, Berkshire RG1 7JX;

(iii)	approve (subject only to the same being duly stamped) the transfers referred to in clause 10.2(a)(i) above for registration;

(iv)	approve and execute the compromise agreement(s) referred to in clause 10.2(a)(ix);

(v)	revise its bank mandates in such manner as the Purchaser requires.

10.3	On Completion the Purchaser shall:

(a)	pay the sum of £18,000,000 (eighteen million pounds sterling) by electronic funds transfer and shall pay the Escrow Amount into the Escrow Account, in each case in accordance with clause 3.2, which payments shall be a sufficient discharge of the Purchaser’s obligations in respect of the Consideration;

(b)	deliver to the Sellers a duly signed counterpart of the Disclosure Letter; and

(c)	deliver to the Sellers a counterpart of the Escrow Agreement, duly signed by the Purchaser (or Member of the Purchaser’s Group as directed pursuant to clause 10.2(a)(i)) and the Purchaser’s Solicitors.

10.4

With effect from Completion, each Seller hereby unconditionally and irrevocably releases the Company from any and all liabilities relating to any period up to and including Completion and waives any and all rights and/or claims such Seller may have against the Company. Each Seller confirms that there are no sums owed by them (or any person connected to such Seller) to the Company; provided that nothing in this clause 10.4 shall be construed as a release of any employee emoluments or any director or consultant fees which have been Disclosed.

Nothing in this clause 10.4 shall affect the rights or obligations of the Sellers under this agreement or the New Lease.

10.5	Each Seller hereby irrevocably and to secure the Purchaser’s interests hereunder appoints the Purchaser as his attorney with effect from Completion until such time as the name of the Purchaser is entered in the register of members of the Company as owner of those Shares set out against that Seller’s name in schedule 1 with power to sign written resolutions of the Company, to appoint itself or any other person as proxy for the Seller to attend and vote at general meetings of the Company and to otherwise exercise the rights, powers and privileges attaching to such Shares. Each Seller undertakes to the Purchaser, on request by the Purchaser and to the extent permitted by law, to ratify all documents executed and other acts done by the Purchaser as his attorney.

11.	POST COMPLETION UNDERTAKINGS

After Completion, the Purchaser shall procure that the Company shall pay bonuses to employees, amounting (in aggregate) to no less than £100,000 and payable to such employees as the Purchaser shall determine, following consultation with the Sellers. Such payments shall be made as soon as reasonably practicable following Completion and, in any event, within one month of Completion.

12.	PROTECTIVE COVENANTS

12.1	Each Seller covenants with the Purchaser (for itself and as trustee for the Company which may enforce the provisions of this clause 12 as if a party to this agreement) that he shall not either himself or by an agent and either on his own account or for the benefit of or in association with any other person and whether directly or indirectly:

(a)	for a period of three years from Completion carry on or be engaged in or be concerned with any business carrying on business in the Restricted Area which is competitive or, so far as such Seller is aware, intends to be competitive with the Business, except that he may continue to hold as an investment not more than five per cent. of the issued share capital of a company listed or quoted on a market operated by a Recognised Investment Exchange, to the extent such shares were held by such Seller at Completion;

(b)	for a period of three years from Completion carry on or be engaged in or be concerned with any business carrying on business in the Restricted Area which carries out or, so far as such Seller is aware, intends to carry out the business of providing payment and/or invoice and/or document automation solutions (or any combination thereof), except that he may continue to hold as an investment not more than five per cent. of the issued share capital of a company listed or quoted on a market operated by a Recognised Investment Exchange, to the extent such shares were held by such Seller at Completion;

(c)	within the Restricted Area for a period of three years from Completion other than on behalf of any of the Group Companies canvass or solicit orders for goods and/or services which are competitive with those being provided by the Company at Completion from any person, firm, company, business or organisation who is at Completion or has been at any time within two years prior to Completion a customer or Prospective Customer of the Company;

(d)	within the Restricted Area for a period of three years from Completion deal with or accept orders for goods and/or services competitive with those being sold and/or licensed and/or provided and/or distributed by the Company at Completion;

(e)	within the Restricted Area for a period of three years from Completion deal with or accept orders for the provision of payment and/or invoice and/or document automation solutions or any combination thereof; or

(f)	for a period of three years from Completion induce or attempt to induce any current supplier of the Company to cease to supply, or to restrict the supplies provided or vary the terms of supply, to the Company in each case in the course of the Business; or

(g)	for a period of three years from Completion induce or attempt to induce any director or Key Employee employed by the Company to leave the employment of the Company; or

(h)	make use of or (except (A) as required by law, any court of competent jurisdiction or any Competent Authority, (B) to enforce a term of any Transaction Document or (C) if disclosed on a confidential basis to the Sellers’ professional advisers) disclose to any third party any information of a secret or confidential nature (“Confidential Information”) relating to the Company and/or the business, technologies, rights, or plans of the Company, provided that, to the extent that any of the Sellers are deemed to be workers, nothing in this clause 12.1(h) will prevent such persons from making a “protected disclosure” within the meaning of the Employment Rights Act 1996;

(i)	use or (insofar as he can reasonably do so) allow to be used (except by the Company) any trade name or mark used by the Company at Completion or any other name or mark intended or likely to be confused with such a trade name or mark; or

(j)	represent himself as being connected with or interested in the Company, save to the extent that he is employed by or is a consultant to the Company and nothing in this clause 12 shall preclude a Seller from carrying out the terms of his employment or, as relevant, engagement with the Company or any member of the Purchaser’s Group.

12.2	Each of the covenants set out in clause 12.1 shall be enforceable by the Purchaser independently of each other covenant and its validity shall not be affected if any of the others is invalid.

12.3	Each Seller and the Purchaser acknowledges and agrees that in the event of a breach of any of the covenants set out in this clause 12, the Purchaser should (subject to the discretion of the courts) be entitled, in addition to all other remedies available at law or in equity, to claim for equitable relief, including injunctive relief, from any court of competent jurisdiction.

13.	ANNOUNCEMENTS AND CONFIDENTIALITY

13.1	No party shall make or permit any person connected with him to make any announcement concerning this sale and purchase or any ancillary matter before, on or after Completion except as required by law or any competent regulatory body or with the written approval of the other parties, such approval not to be unreasonably withheld or delayed.

13.2	Subject to clause 13.1, each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this agreement which relates to the provisions or the subject matter of this agreement or any document referred to herein or the negotiations relating to this agreement or any document referred to herein.

13.3	Any party may disclose information which would otherwise be confidential if and to the extent:

(a)	required by law or any Competent Authority, including any securities laws of the United States;

(b)	that the information is disclosed on a strictly confidential basis to the professional advisers, auditors and/or bankers of that party;

(c)	that the information is in, or has come into the public domain through no fault of that party;

(d)	that the other parties has given their prior written approval to the disclosure; or

(e)	necessary to enable that party to enforce its rights under this agreement.

13.4	The restrictions contained in this clause 13 shall continue to apply without limit in time.

13.5	With effect from the Signing Date, the provisions of the Term Sheet shall be terminated save as regards any antecedent breach thereof.

14.	NOTICES

14.1	Any notice or other document to be served under this agreement must be:

(a)	delivered personally; or

(b)	sent by pre-paid first class post, recorded delivery or registered post; or

(c)	sent via a reputable nationwide overnight courier service; or

(d)	sent by facsimile transmission,

and shall be served on the party at his address appearing in this agreement or at such other address as he may have notified to the other parties in accordance with this clause 14.

14.2	Any notice or document shall be deemed to have been served:

(a)	if delivered personally, at the time of delivery if delivered during a Business Day or a the start of the next Business Day if delivered at any other time; or

(b)	if posted by pre-paid first class post, at 10.00 a.m. on the second Business Day after the date it was put into the post; or

(c)	if sent via overnight courier, on the Business Day after it was despatched; or

(d)	if sent by facsimile transmission, at the expiration of 2 hours after the time of despatch, if despatched before 3.00 p.m. on any Business Day, and in any other case at 10.00 a.m. on the Business Day following the date of despatch.

14.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted as a prepaid first class, recorded delivery or registered post letter or that the facsimile message was properly addressed and despatched as the case may be.

15.	GENERAL

15.1	Each of the obligations and undertakings set out in this agreement which is not fully performed at Completion will continue in force after Completion.

15.2	Unless otherwise expressly stated all payments to be made under this agreement shall be made in sterling to the party to be paid as follows:

(a)	to the Sellers in immediately available funds to the Sellers’ Solicitors’ Account or such other account as the Sellers may specify; and account of the Sellers/Sellers’ Solicitors; and

(b)	to the Purchaser in immediately available funds to the account of the Purchaser’s Solicitors at:

bank:	The Royal Bank of Scotland

sort code:	160032

account number:	10091199

account name:	Wilmer Cutler Pickering Hale and Dorr LLP – No. 1 Client Account

or such other account as the Purchaser may specify.

15.3	The receipt of the Sellers’ Solicitors for any sum or document to be paid or delivered to a Seller will discharge the Purchaser’s obligation to pay or deliver it to that Seller.

15.4	The Purchaser may assign (in whole but not in part) to any Member of its Group the benefit of this agreement provided that:

(a)	if such assignee ceases to be a Member of its Group, the Purchaser will procure that all the benefits relating to this agreement that have been assigned to such assignee are re-assigned to the Purchaser immediately before such cessation (and until such re-assignment all such benefits shall cease to be enforceable against the Sellers or either of them); and

(b)	the liability of the Sellers (or either of them) shall not be increased as a result of or in connection with such assignment or by the holding or enforcement of such benefits by any assignee.

15.5	Subject to clause 15.4 above, none of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of all the parties.

15.6	No variation of this agreement shall be effective unless made in writing signed by or on behalf of all the parties and expressed to be such a variation.

15.7	Subject to clause 7, no failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof. No single or partial exercise of any right or remedy under this agreement shall, subject to clause 7, preclude or restrict the further exercise of any such right or remedy.

15.8	No waiver by any party of any requirement of this agreement, or of any remedy or right under this agreement, shall have effect unless given in writing and signed by such party. No waiver of any particular breach of the provisions of this agreement shall operate as a waiver of any repetition of such breach.

15.9	The Purchaser may release or compromise in whole or in part the liability of any of the Sellers under this agreement or grant any time or other indulgence without affecting the liability of any other of the Sellers.

15.10	Each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement.

15.11	This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any party may enter into this agreement by executing a counterpart.

15.12	Except as expressly provided in clause 5.9(b) and 9, the Purchaser irrevocably and unconditionally waives any right it may have to rescind this agreement for any representation not contained in this agreement or any breach of warranty not contained in this Agreement or for any breach of the Warranties, the Tax Covenant or Indemnities contained in this agreement unless such warranty, covenant or representation was made fraudulently through dishonest mis-statement, concealment or other similar conduct by the Sellers. Except as expressly provided in clause 5.9(b) and 9, the only remedy available to a party for breach of the Warranties, Tax Covenant or any Indemnity contained in this agreement shall be (save in respect of a claim under the Tax Covenant or the Indemnities) in damages for breach of contract under the terms of this agreement or, on an indemnity basis in respect of a claim under the Tax Covenant or the Indemnities.

16.	ENTIRE AGREEMENT

16.1	This agreement and the other Transaction Documents contain the entire agreement between the parties relating to the transactions contemplated by this agreement and supersede and extinguish all previous understandings and agreements between the parties relating to such transactions.

16.2	Each of the parties acknowledges that in agreeing to enter into this agreement he has not relied on any representation, warranty, collateral contract or other assurance (except those set out in any Transaction Document. Each of the parties waives all rights and remedies which, but for this clause 16.2, might otherwise be available to him in respect of any such representation, warranty, collateral contract or other assurance, provided that nothing in this clause 16.2 shall limit or exclude any liability for fraud or fraudulent misrepresentation.

17.	THIRD PARTY RIGHTS

17.1	Except as expressly set out in this agreement, a person who is not a party to this agreement shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce or rely upon any term of this agreement. No party may declare itself as a trustee of the rights under this agreement for the benefit of any third party.

17.2	The rights of the parties to terminate, rescind or agree any variation, waiver of settlement under this agreement are not subject to the agreement of any person who is not a party to this agreement.

18.	AGENT FOR SERVICE OF PROCESS

The Purchaser irrevocably appoints Bottomline Technologies Limited (company number 03693514) at its registered office from time to time (marked for the attention of the managing director or, in his absence, the finance director, in each case from time to time) as its agent to receive on its behalf in England or Wales service of any proceedings under clause 19.2 or under or in respect of a claim under the Escrow Agreement. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Purchaser) and shall be valid until such time as the other parties have received prior written notice from Purchaser that such agent has ceased to act as agent. If for any reason such agent ceases to be able to act as agent or no longer has an address in England or Wales, the Purchaser shall forthwith appoint a substitute acceptable to the Sellers and notify the Sellers in writing of such new agent’s name and address within England and Wales for the purposes of this clause 18).

19.	GOVERNING LAW AND JURISDICTION

19.1	This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including any non-contractual disputes or claims) (“Disputes”) shall be governed by and construed in accordance with English law (but excluding the conflict of laws provisions thereof).

19.2	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of England and Wales for all Disputes except that the Purchaser shall be entitled to seek injunctions or other equitable relief in any court of competent jurisdiction anywhere in the world to enforce its Intellectual Property Rights or rights in its Confidential Information.

19.3	Clause 19.2 shall be binding upon any party who acquires rights under this agreement by operation of law or otherwise. Any such party who intends to commence legal proceedings in relation to a Dispute shall as a precondition to commencing such proceedings, give prior written notice to all the parties to this agreement that it agrees to be bound by clause 19.2.

19.4	Each Party irrevocably consents to any process in any legal action or under clause 19.2 above being served on it in accordance with the provisions of this agreement relating to service of notices. Nothing contained in this agreement shall affect the right to serve process in any other manner permitted by law.

SCHEDULE 1

SELLERS’ SHAREHOLDINGS AND ENTITLEMENTS

(A)	(B)	(C)	(D)
Name and address of Sellers	Ordinary Shares	Consideration	Releases from Escrow Account (Proportional Entitlement)

Adrian Stafford-Jones	200	£10,000,000	50%

Christina Stafford-Jones	200	£10,000,000	50%

SCHEDULE 2

PARTICULARS OF THE COMPANY

[Intentionally omitted]

SCHEDULE 3

WARRANTIES

[Intentionally omitted]

SCHEDULE 4

TAX

[Intentionally omitted]

SCHEDULE 5

THE PROPERTY

[Intentionally omitted]

THIS DOCUMENT is EXECUTED as a DEED and is delivered and takes effect on the date that appears first on page 1

SIGNED as a DEED
by ADRIAN STAFFORD-JONES	)	/s/ Adrian Stafford-Jones

in the presence of:
Signature of witness:	)	/s/ Philip Stephenson
Name:	)	Philip Stephenson

Occupation:	)	Solicitor

SIGNED as a DEED by Adrian Stafford-Jones
As attorney for CHRISTINA STAFFORD-JONES
(Under power of attorney dated 24 February 2012)
	)	/s/ Adrian Stafford-Jones

in the presence of:
Signature of witness:	)	/s/ Philip Stephenson
Name:	)	Philip Stephenson

Occupation:	)	Solicitor

EXECUTED as a DEED
by BOTTOMLINE TECHNOLOGIES (de), INC
acting by:	)	/s/ Nigel Savory
Authorised Signatory

in the presence of:
Signature of witness:	)	/s/ Paul Dharwar
Name:	)	Paul Dharwar

Occupation:	)	Accountant